

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2010

Mr. Glenn Catchpole
President and Chief Executive Officer
Uranerz Energy Corporation
1701 East "E" Street
P.O. Box 59850
Casper, Wyoming 82605-0850

Re: **Uranerz Energy Corporation**
        Form 10-K for Fiscal Year Ended December 31, 2009
        Filed March 15, 2010
        Response Letter filed September 17, 2010
        File No. 1-32974

Dear Mr. Catchpole:

        We have reviewed your filing and response letter have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Exploration Completed by Uranerz, page 32

1.   We note your response to comment number 3 in our letter dated September 3, 2010. Please provide a draft of the section containing your proposed changes.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding the engineering comments and related matters. Please contact Tracey L. McNeil at (202) 551-3392, Michael Karney at (202) 551-3847, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director